Exhibit 99.1

JXJT First Half Year Financial Report 2024: Achieved 30% Revenue Surge and Strong Profit Growth

HAIKOU, China, December 6, 2024/PRNewswire/ JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions, today announced financial results for the six months ended June 30, 2024.

Six Months 2024 Highlights

●	Revenue Increase: The Company recorded a revenue of $28,183,431, representing a significant increase of $6,650,284 or 30% compared to the same period in 2023 when it reported a revenue of $21,533,147.

●	Continuing Profitable Operation: The Company recorded a net profit of $2,896,618, representing an increase of $507,218 or 21% compared to the same period in 2023 when it reported a net profit of $2,389,400.

●	Earnings Per Share Soaring: Earnings per share for the first half of 2024 were $0.48, an increase of $0.09 per share or 23% from $0.39 per share reported for the first half of 2023.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: ” We are thrilled with our achievements in the first half of 2024, marking a major milestone in the success of our three-year turnaround strategy. This is the first operational year following the Company’s three-year transformation plan. The solid foundation laid over the past three years has enabled us to achieve remarkable growth in revenue, profit, and earnings per share. I am proud of our team and their efforts. I believe this is just the beginning.

Our diversified revenue streams, robust balance sheet, and strategic growth initiatives allow us to consistently create value for our shareholders. I am confident that JX Luxventure is well-prepared for long-term sustainable growth.

The Company today filed its six months result report on Form 6-K for the six months ended June 30, 2024 (the “June 2024 Report”) with the SEC. The June 2024 Report can be accessed on the SEC’s website at http://www.sec.gov.

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions. To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.